Execution Copy

ARRANGEMENT AGREEMENT

between

FRONTEER DEVELOPMENT GROUP INC.

and

NEWWEST GOLD CORPORATION

July 27, 2007

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 27th day of July, 2007

B E T W E E N:

FRONTEER DEVELOPMENT GROUP INC.,

a corporation existing under the
Business Corporations Act (Ontario)

(hereinafter referred to as "**Fronteer**")

OF THE FIRST PART

- and –

NEWWEST GOLD CORPORATION,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as "**NewWest**")

OF THE SECOND PART

WITNESSES THAT:

WHEREAS Fronteer and NewWest propose to effect a business combination to combine the business and assets of NewWest with those of Fronteer through the acquisition by Fronteer of all of the issued and outstanding common shares of NewWest in exchange for Fronteer Common Shares;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE ONE
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**Acquisition Proposal**" means, in respect of NewWest, any proposal or offer made by any Person, other than Fronteer or an affiliate of Fronteer, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise), that could result in any Person (or group of Persons acting jointly or in concert), other than Fronteer or any of its affiliates, acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of NewWest and the NewWest Subsidiaries, on a consolidated basis; or (ii) together with any of its common shares or any equity shares or voting shares of any of the NewWest Subsidiaries beneficially owned by such Person (or group of Persons acting jointly or in concert) or over which such Person (or group of Persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 20% or more of its common shares or the equity shares or voting shares of any of the NewWest Subsidiaries;

(b) "**Agreement**" means this arrangement agreement, together with the Schedules attached hereto, as amended or supplemented from time to time;

(c) "**AMEX**" means the American Stock Exchange;

(d) "**Applicable Securities Laws**" means the securities laws in force in all Provinces of Canada except Quebec;

(e) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada);

(f) **"Arrangement"** means an arrangement under the provisions of section 288 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto made in accordance with Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(g) **"Aurora Property"** means the CMB Uranium Property, located in central Labrador, comprising 81,200 hectares in 30 licenses or groups of mineral claims;

(h) **"BCBCA"** means the *Business Corporations Act* (British Columbia);

(i) **"Business Day"** means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(j) **"Canadian GAAP"** means accounting principles generally accepted in Canada;

(k) **"Change in NewWest Recommendation"** shall have the meaning ascribed thereto in Section 4.1(a);

(l) **"Code"** means the U.S. Internal Revenue Code of 1986, as amended;

(m) **"Completion Deadline"** means the date by which the Transaction is to be completed, which date shall be no later than September 26, 2007;

(n) **"Confidentiality Agreement"** means the confidentiality and standstill agreement dated June 28, 2007 between Fronteer and NewWest;

(o) **"Court"** means the Supreme Court of British Columbia;

(p) **"Dissent Rights"** means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(q) **"Effective Date"** shall have the meaning ascribed to such term in the Plan of Arrangement;

(r) **"Effective Time"** shall have the meaning ascribed to such term in the Plan of Arrangement;

(s) **"Encumbrance"** means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(t) **"Environmental Approvals"** means all authorizations, approvals, orders, consents, filings, licenses or permits issued by any Governmental Entity;

(u) **"Environmental Laws"** means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(v) **"Exchanges"** means, collectively, AMEX and TSX;

(w) **"Final Order"** means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(x) **"Fronteer"** means Fronteer Development Group Inc., a corporation existing under the laws of Ontario;

(y) **"Fronteer Common Shares"** mean common shares in the capital of Fronteer;

(z) **"Fronteer Disclosure Letter"** means the letter of even date herewith delivered by Fronteer to NewWest in a form accepted by NewWest with respect to certain matters in this Agreement;

(aa) **"Fronteer Documents"** means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements and documents, including any Schedules included therein);

(bb) **"Fronteer Financial Statements"** means the audited consolidated balance sheet, audited consolidated statements of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Fronteer for the financial years ended December 31, 2006 and December 31, 2005 and the three month period ended March 31, 2007;

(cc) **"Fronteer Properties"** means the Agi Dagi Property, the Kirazli Property and the Pirentepe, Halilaga, TV Tower and Dedi Dagi Properties in Western Turkey as governed by the Biga agreement and the Werneke Breccias is the Yukon Territory;

(dd) **"Fronteer Subsidiaries"** means collectively, the corporations listed in Schedule C hereto;

(ee) **"Fronteer Significant Interest Company"** means Aurora Energy Resources Inc.;

(ff) **"Governmental Entity"** means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(gg) **"Hazardous Substance"** means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(hh) **"Interim Order"** means the interim order of the Court, as such order may be amended, made in connection with the Arrangement as contemplated in Section 2.5, providing for, among other things, the calling and holding of the NewWest Meeting;

(ii) **"IRS"** means the U.S. Internal Revenue Service;

(jj) **"Laws"** means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(kk) "**Liability**" of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(ll) "**Lock-Up Agreement**" means the agreement between Fronteer and the Locked-Up Shareholder, dated June 28, 2007, as supplemented as of even date herewith;

(mm) "**Locked-Up Shareholder**" means NWG Investments Inc.;

(nn) "**Material Adverse Effect**" means, in respect of Fronteer or NewWest, as the case may be, any effect resulting from any change, event or occurrence that is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of, as the case may be, either Fronteer or NewWest, their respective Subsidiaries or the Fronteer Significant Interest Company, respectively, on a consolidated basis, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on NewWest or Fronteer on a consolidated basis, respectively or Fronteer, the Fronteer Subsidiaries or the Fronteer Significant Interest Company; (iii) resulting from changes in the price of any commodity; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "**Material Adverse Change**" has occurred or whether a state of facts exists that has or would have a "**Material Adverse Effect**" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(oo) "**Mining Rights**" means either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights recognized in the jurisdiction in which each of the NewWest Properties is located;

(pp) "**NewWest**" means NewWest Gold Corporation, a corporation existing under the laws of the Province of British Columbia;

(qq) "**NewWest Common Shares**" means common shares in the capital of NewWest;

(rr) "**NewWest Disclosure Letter**" means the letter of even date herewith delivered by NewWest to Fronteer in a form accepted by Fronteer with respect to certain matters in this Agreement;

(ss) "**NewWest Documents**" means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any Schedules included therein);

(tt) "**NewWest Financial Statements**" means the audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated

statements of cash flows of NewWest for the financial years ended December 31, 2006 and December 31, 2005 and the three month period ended March 31, 2007;

(uu) "**NewWest Meeting**" means the special meeting, including any adjournments or postponements thereof, of the NewWest Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the NewWest Resolution;

(vv) "**NewWest Options**" means those options referred to in the NewWest Disclosure Letter, collectively;

(ww) **"NewWest Option Plan"** means the 2006 Performance Incentive Share Plan;

(xx) "**NewWest Properties**" means the Northumberland Project, the Carlin-Cortez Projects and the Sandman Project located in the State of Nevada, U.S.A, the Zaca Project located in the State of California, U.S.A., and the Eastern Great Basin Projects located in the States of Nevada and Utah, U.S.A., and the other projects located in the States of Nevada and Arizona, U.S.A.;

(yy) "**NewWest Resolution**" means the special resolution of the holders of NewWest Common Shares and NewWest Options voting together as a single class approving the Arrangement and this Agreement;

(zz) "**NewWest Shareholders**" means, at any time, the holders of NewWest Common Shares;

(aaa) "**NewWest Securityholder Approval**" shall have the meaning ascribed to such term in Section 2.5(b) hereof;

(bbb) "**NewWest Subsidiaries**" means, collectively, the corporations listed in Schedule B attached hereto;

(ccc) "**NewWest Termination Fee**" means $820,000;

(ddd) "**Northumberland Project**" means the project located in northern Nye County in central Nevada, which is subject to the Northumberland Joint Venture;

(eee) "**Northumberland Joint Venture**" means the joint venture governed by the Northumberland JV Contract, pursuant to which, among other things, Newmont USA Limited has the right to earn a 60% interest therein;

(fff) "**Northumberland JV Contract**" means the venture agreement dated December 19, 2003 between Nevada Western Gold Corporation, Western States Minerals Corporation and Newmont USA Limited;

(ggg) "**Party**" means either NewWest or Fronteer and "**Parties**" means each of NewWest and Fronteer;

(hhh) **Person**" means any individual, partnership, company, corporation, firm, unincorporated association, joint venture, trust, the Crown or any other agency or instrumentality thereof or any other judicial entity or person, government or governmental agency, authority or entity howsoever designated or constituted.

(iii) "**Personal Information**" means information about an individual transferred to Fronteer by NewWest as a condition of the Arrangement, but does not include an individual's name, position name or title, business telephone number, business address, business email or business fax number;

(jjj) "**PFIC**" means a passive foreign investment company within the meaning of section 1297 of the Code;

(kkk) "**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 5.1 of the Plan of Arrangement, this Agreement or made at the direction of the Court in the Final Order;

(lll) "**Proxy Circular**" means the management information circular to be prepared by NewWest in respect of the NewWest Meeting;

(mmm) "**Registrar**" means the registrar appointed pursuant to section 400 of the BCBCA;

(nnn) "**Release**" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(ooo) "**Remedial Action**" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(ppp) "**SEC**" means the United States Securities and Exchange Commission;

(qqq) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

(rrr) "**Securities Authorities**" means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, except Quebec and the SEC, collectively;

(sss) "**Share Exchange Ratio**" means 0.26 of a Fronteer Common Share for each NewWest Common Share;

(ttt) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(uuu) "**Superior Proposal**" means a bona fide written Acquisition Proposal that:

(i) did not result from a breach of Section 6.1(a) of this Agreement;

(ii) contemplates an offer to be made to all NewWest Shareholders to acquire all of their NewWest Common Shares; and

(iii) if completed in accordance with its terms would result in a transaction pursuant to which the value of the consideration received by the NewWest Shareholders would exceed the value of the consideration to be received by the NewWest Shareholders pursuant to the transactions contemplated by this Agreement;

(vvv) "**Tax**" and "**Taxes**" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, *ad valorem* taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(www) "**Tax Act**" means the *Income Tax Act* (Canada), as amended and the regulations thereunder, as amended;

(xxx) "**Tax Returns**" means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(yyy) "**Termination Fee Event**" shall mean each or every of those events set forth in Section 6.3;

(zzz) "**Transaction**" means the consummation of the Arrangement as contemplated herein;

(aaaa) "**Treasury Regulations**" mean treasury regulations issued by the U.S. Treasury Department.

(bbbb) "**TSX**" means the Toronto Stock Exchange;

(cccc) "**1933 Act**" means the *Securities Act of 1933*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(dddd) "**1934 Act**" means the *Securities Exchange Act of 1934*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(eeee) "**1940 Act**" means the *Investment Company Act of 1940*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.3 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Section 1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

Section 1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meaning attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.9 Knowledge

Where the phrases "to the knowledge of Fronteer" or "to Fronteer's knowledge" or "to the knowledge of NewWest" or "to NewWest's knowledge" are used: (i) in respect of Fronteer, the Fronteer Subsidiaries, NewWest or the NewWest Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation

and warranty or other statement is being made based upon: (A) in the case of Fronteer and the Fronteer Subsidiaries, the collective actual knowledge (without independent investigation) of Mr. Mark O'Dea, President and Chief Executive Officer, and Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary; and (B) in the case of NewWest and the NewWest Subsidiaries, the collective actual knowledge (without independent investigation) of Mr. Stephen Alfers, President and Chief Executive Officer, and Ms. Pamela Saxton, Vice-President and Chief Financial Officer; (ii) in case of the Fronteer Significant Interest Company, to the collective actual knowledge of Mr. Mark O'Dea, President and Chief Executive Officer, and Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary; and (iii) in the case of the Northumberland Joint Venture, to the collective actual knowledge of Mr. Stephen Alfers and Ms. Pamela Saxton; and that they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

Section 1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of NewWest Subsidiaries
C	Description of Fronteer Subsidiaries

ARTICLE TWO
THE ARRANGEMENT

Section 2.1 Arrangement

At the Effective Time NewWest and Fronteer will effect a combination of their respective businesses by way of an Arrangement under the BCBCA pursuant to and in accordance with the Plan of Arrangement.

Section 2.2 Consultation

Fronteer and NewWest will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or Exchange with respect thereto. Each of Fronteer and NewWest shall use its commercially reasonable efforts to enable the other Party to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

Section 2.3 Implementation Steps by NewWest

Subject to the terms of this Agreement, NewWest covenants in favour of Fronteer that NewWest shall:

(a) as soon as reasonably practicable, but no later than August 13, 2007, apply in a manner acceptable to Fronteer, acting reasonably, under Section 291 of the BCBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b) provided the Lock-Up Agreement has not been terminated, lawfully convene and hold the NewWest Meeting for the purpose of considering the NewWest Resolution (and for no other purpose unless agreed to by Fronteer) as soon as reasonably practicable, and in any event, no later than September 20, 2007, subject to adjournments or postponements which may be permitted pursuant to the terms of the Interim Order;

(c) subject to obtaining the approvals as are required by the Interim Order, as soon as practicable after the NewWest Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement but in any event, no later than September 25, 2007;

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement;

(e) permit Fronteer and its counsel to review and comment upon drafts of all material to be filed by NewWest with the Court in connection with the Arrangement, including without limitation, the Proxy Circular and any supplement or amendment contemplated by this Agreement, permit Fronteer and their counsel to provide the disclosure with respect to Fronteer to be included in the Proxy Circular (including pro forma financial statements) and any supplement or amendment contemplated by this Agreement and provide counsel to Fronteer on a timely basis with copies of any notice of appearance and evidence served on NewWest or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by NewWest indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(f) not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Fronteer's prior written consent, such consent not be unreasonably withheld or delayed; and

(g) following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of NewWest and Fronteer set forth herein, at a time and on a date to be agreed by Fronteer and NewWest, file the Final Order and such other documents as required by the Registrar in order for the Arrangement to become effective.

Section 2.4 Implementation Steps by Fronteer

Fronteer covenants in favour of NewWest that Fronteer shall:

(a) review and comment on, or provide disclosure for, in a timely manner without delay, all materials delivered to them by NewWest under Section 2.3 for their review and comment or which requires the provision of disclosure;

(b) cooperate with and consent to NewWest seeking the Interim Order and the Final Order;

(c) prior to the Effective Time, use its reasonable best efforts to obtain all United States state securities or "blue sky" authorizations necessary to issue the Fronteer Common Shares issuable pursuant to the Arrangement; and

(d) prior to the Effective Time, use its commercially reasonable efforts to cause the Fronteer Common Shares issuable pursuant to the Arrangement to be conditionally approved for listing on the TSX and AMEX.

Section 2.5 Interim Order

The Interim Order shall provide:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the NewWest Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the NewWest Resolution shall be 66⅔% of the votes cast on the NewWest Resolution by the holders of NewWest Common Shares and NewWest Options voting together voting as a single class present in person or by proxy at the NewWest Meeting (the "**NewWest Securityholder Approval**");

(c) that in all other respects, the terms, conditions and restrictions of the NewWest constating documents, including quorum requirements and other matters, shall apply in respect of the NewWest Meeting;

(d) for the grant of the Dissent Rights;

(e) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f) that the NewWest Meeting may be adjourned or postponed from time to time by management of NewWest without the need for additional approval of the Court;

(g) that the record date for NewWest Shareholders and holder of NewWest Options entitled to notice of their right to vote at the NewWest Meeting will not change in respect of any adjournment(s) or postponement(s) of the NewWest Meeting; and

(h) notice to Fronteer of the NewWest Meeting and the right of the representatives of Fronteer to attend the NewWest Meeting.

The notices of motion and related materials for the applications referred to in this Section 2.5 shall be in a form satisfactory to NewWest and Fronteer, each acting reasonably.

Section 2.6 Proxy Circular

NewWest shall prepare and file, on or before August 17, 2007, the Proxy Circular (which shall be in a form satisfactory to Fronteer, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and, on or before August 17, 2007, mail the Proxy Circular, as ordered by the Interim Order and in accordance with all

applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to or provided by Fronteer.

Section 2.7 Closing

The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 8:00 a.m. (Toronto Time) on the Effective Date.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of NewWest

NewWest hereby represents and warrants to Fronteer, and hereby acknowledges that Fronteer is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows, save and except as set out in the NewWest Disclosure Letter:

(a) Organization. NewWest and each of the NewWest Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. NewWest and each of the NewWest Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on NewWest. All of the outstanding shares of the NewWest Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the NewWest Subsidiaries are owned, directly or indirectly, by NewWest. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable NewWest Subsidiary, the outstanding shares of each of the NewWest Subsidiaries which are owned by NewWest are owned free and clear of all Encumbrances and neither NewWest nor any of the NewWest Subsidiaries is liable to any of NewWest or a NewWest Subsidiary or to any creditor in respect thereof. Except pursuant to this Agreement and the Transaction, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the NewWest Subsidiaries from either NewWest or any of the NewWest Subsidiaries.

(b) Capitalization. The authorized capital of NewWest consists of an unlimited number of NewWest Common Shares and an unlimited number of preferred shares. As at July 25, 2007, there were: (i) 58,392,000 NewWest Common Shares outstanding and no preferred shares; and (ii) Options to acquire an aggregate of 2,012,500 NewWest Common Shares outstanding as more fully described in the NewWest Disclosure Letter. Except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating

NewWest or any of the NewWest Subsidiaries to issue or sell any shares of NewWest, or any of the NewWest Subsidiaries, any securities or obligations of any kind convertible into or exchangeable for any shares of NewWest or any of the NewWest Subsidiaries. All outstanding NewWest Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of NewWest or any of the NewWest Subsidiaries having the right to vote with the NewWest Shareholders on any matter. There are no outstanding contractual obligations of NewWest or of any of the NewWest Subsidiaries to repurchase, redeem or otherwise acquire any outstanding NewWest Common Shares or with respect to the voting or disposition of any outstanding NewWest Common Shares.

(c) Authority. NewWest has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by NewWest as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by NewWest and the completion by NewWest of the Transaction have been authorized by the directors of NewWest and, subject to obtaining the NewWest Securityholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of NewWest are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by NewWest and constitutes a legal, valid and binding obligation of NewWest, enforceable against NewWest in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by NewWest of this Agreement and the performance by NewWest of its obligations hereunder and the completion of the Transaction, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a) the articles, Notice of Articles or by-laws (or their equivalent) of NewWest or any of the NewWest Subsidiaries,

(b) any Law, or

(c) any contract, agreement, licence or permit to which NewWest or any of the NewWest Subsidiaries is bound or is subject to or of which NewWest or any of the NewWest Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on NewWest;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by NewWest or any of the NewWest Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on NewWest;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of NewWest or any of the NewWest Subsidiaries or restrict, hinder, impair or limit the ability of NewWest or any of the NewWest Subsidiaries to conduct the business of NewWest or any of the NewWest Subsidiaries as and where it is now

being conducted which would, individually or in the aggregate, have a Material Adverse Effect on NewWest; or

(iv) result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of NewWest or any NewWest Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of NewWest or any NewWest Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by NewWest or any of the NewWest Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by NewWest of the Transaction other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and Exchanges; (iii) any other consents, waivers, permits, orders or approvals referred to in the NewWest Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on NewWest.

(d) Directors' Approvals. The board of directors of NewWest has received an opinion from GMP Securities LP, the financial advisors to the board of directors of NewWest, that the Arrangement is fair, from a financial point of view, to the NewWest Shareholders (other than Fronteer and the Locked-Up Shareholder) and the directors of NewWest have unanimously:

(i) determined that the consideration to be received under the Arrangement is fair from a financial point of view to the NewWest Shareholders and is in the best interests of NewWest;

(ii) recommended that the NewWest Shareholders and NewWest optionholders vote in favour of the NewWest Resolution; and

(iii) authorized the entering into of this Agreement, and the performance of its provisions, by NewWest.

(e) NewWest Subsidiaries. The only Subsidiaries of NewWest are the NewWest Subsidiaries and save and except for the NewWest Subsidiaries NewWest does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(f) No Defaults. None of NewWest or any of the NewWest Subsidiaries is in default under and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by NewWest or any of the NewWest Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of NewWest or any of the NewWest Subsidiaries, to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on NewWest.

(g) Absence of Changes. Since December 31, 2006, except as set out in the NewWest Disclosure Letter or as set out in the NewWest Documents filed on SEDAR since December 31, 2006:

(i) NewWest and each of the NewWest Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) none of NewWest or any of the NewWest Subsidiaries has incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by NewWest or any of the NewWest Subsidiaries of any material property or assets thereof;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by NewWest or any of the NewWest Subsidiaries of any debt for borrowed money, any creation or assumption by NewWest or any of the NewWest Subsidiaries of any Encumbrance, any making by NewWest or any of the NewWest Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (a) loans and advances in an aggregate amount that does not exceed $150,000 outstanding at any time, and (b) loans made to other NewWest Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by NewWest or any of the NewWest Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on NewWest;

(v) NewWest has not declared or paid any dividends or made any other distribution on any of the NewWest Common Shares;

(vi) NewWest has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding NewWest Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by NewWest or any of the NewWest Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of NewWest Options pursuant to the NewWest Option Plan) made to, for or with any of such directors or officers;

(viii) NewWest has not effected any material change in its accounting methods, principles or practices; and

(ix) NewWest has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h) Employment Agreements. Except as set out in the NewWest Disclosure Letter:

(i) none of NewWest or any of the NewWest Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or

termination payments to, or any employment or consulting agreement with, any director or officer of NewWest or any of the NewWest Subsidiaries that cannot be terminated without payment of a maximum of one year of that individual's salary;

(ii) none of NewWest or any of the NewWest Subsidiaries has any employee or consultant whose employment or contract with NewWest or the NewWest Subsidiary, respectively, cannot be terminated without payment upon a maximum of one years' notice; and

(iii) none of NewWest or any of the NewWest Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of NewWest, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of NewWest, pending or threatened strike or lockout.

(i) Financial Matters. The NewWest Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of NewWest at the respective dates indicated and the results of operations of NewWest for the periods covered on a consolidated basis. Except as set out in the NewWest Disclosure Letter, neither NewWest nor any of the NewWest Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of NewWest for the three month period ended March 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the NewWest mineral projects) since March 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on NewWest.

(j) Books and Records. The corporate records and minute books of NewWest and the NewWest Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on NewWest. Financial books and records and accounts of NewWest and the NewWest Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of NewWest and the NewWest Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of NewWest.

(k) Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(r) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of NewWest, threatened against or relating to NewWest or any of the NewWest Subsidiaries affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on NewWest. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of NewWest, threatened against or relating to NewWest or any of the NewWest Subsidiaries before any Governmental Entity. None of NewWest or any of the NewWest Subsidiaries nor any of their respective properties (in the case of the Northumberland Project, to

the knowledge of NewWest) or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of NewWest or the NewWest Subsidiaries as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on NewWest.

(l) Licenses, etc. Except as set out in the NewWest Disclosure Letter, NewWest and each of the NewWest Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on NewWest. In particular, without limiting the generality of the foregoing, neither NewWest nor any of the NewWest Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any Mining Rights, groups of claims, exploration rights, concessions or leases with respect to any of the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) where such revocation or cancellation would have a Material Adverse Effect on NewWest.

(m) Title. NewWest or a NewWest Subsidiary is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of their material property or assets (in the case of the Northumberland Project, to the knowledge of NewWest) and no other Mining Rights are necessary for the conduct of the business of NewWest or any NewWest Subsidiary as currently conducted, none of NewWest or any NewWest Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and, except as set out in the NewWest Disclosure Letter, none of NewWest nor any NewWest Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The NewWest Disclosure Letter sets out a summary of the NewWest Properties. Except as set out in the NewWest Disclosure Letter, applying customary standards in the mining industry, (i) each of NewWest and the NewWest Subsidiaries has sufficient title to or valid leasehold interests in the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) for the conduct of the business of NewWest or any NewWest Subsidiary as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on NewWest; (ii) each lease and agreement granting rights to the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) is in full force and effect and constitutes a legal, valid and binding agreement of NewWest or the NewWest Subsidiaries and neither NewWest or the NewWest Subsidiaries or, to the knowledge of NewWest, the operator of the Northumberland Project is in violation of breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NewWest; (iii) all tangible personal property of NewWest and the NewWest Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on NewWest.

(n) Mining Rights. NewWest and the NewWest Subsidiaries hold the Mining Rights in respect of the ore bodies and minerals located in the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) in which NewWest and the NewWest Subsidiaries have an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit NewWest or the applicable NewWest Subsidiary to explore for the minerals relating thereto; NewWest or the NewWest Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which they have an interest granting NewWest or the NewWest Subsidiary, as applicable, the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the applicable entity and the business of NewWest as it is currently conducted, with only such exceptions as do not materially interfere with the use made by NewWest or the applicable NewWest Subsidiary of the rights or interest so held; and each of the property interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of NewWest or a NewWest Subsidiary except where the failure to be so would not have a Material Adverse Effect on NewWest. The Mining Rights in respect of the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) are all of the material Mining Rights held by NewWest and the NewWest Subsidiaries. NewWest and the NewWest Subsidiaries have no interest in any properties other than the NewWest Properties.

(o) Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources at the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) disclosed in the NewWest Documents (including those related to the NewWest Properties) have been prepared and disclosed in all material respects in accordance with all applicable Laws including, without limitation, National Instrument 43-101 of the Canadian Securities Administrators. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources at the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) taken as a whole, from the amounts disclosed publicly by NewWest.

(p) Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on NewWest:

(i) all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of NewWest and the NewWest Subsidiaries have been properly and timely paid;

(ii) all mineral exploration and development activities conducted by NewWest or a NewWest Subsidiary on any NewWest Property (in the case of the Northumberland Project, to the knowledge of NewWest) have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(q) Insurance. NewWest and to the knowledge of NewWest, the operator of the Northumberland Joint Venture maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(r) Environmental.

(i) Each of NewWest and the NewWest Subsidiaries is and, to the knowledge of NewWest, the Northumberland Project, has operated in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NewWest.

(ii) The NewWest Properties (and in the case of the Northumberland Project, to the knowledge of NewWest), since NewWest or any NewWest Subsidiary acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on NewWest. None of NewWest or the NewWest Subsidiaries or, to the knowledge of NewWest, any other Person in control of any NewWest Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any NewWest Property (or in the case of the Northumberland Project, to the knowledge of NewWest), except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on NewWest. All Hazardous Substances handled, recycled, disposed of, treated or stored in connection with the use or operation of the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) by NewWest or any NewWest Subsidiary, on or off site of the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws while NewWest or any of the NewWest Subsidiaries have been in possession of the NewWest Properties (or in the case of the Northumberland Project, to the knowledge of NewWest) except to the extent that any non-compliance would not be reasonably likely to have a Material Adverse Effect on NewWest. To the knowledge of NewWest, there are no Hazardous Substances at, in, on, under or migrating from any NewWest Property (or in the case of the Northumberland Project, to the knowledge of NewWest), except in material compliance with all Environmental Laws.

(iii) None of NewWest or the NewWest Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location (or in the case of the Northumberland Project, to the knowledge of NewWest): (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of NewWest, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is, to the knowledge of NewWest, the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against NewWest or any of the NewWest Subsidiaries or to the knowledge of NewWest, the Northumberland Project. To the knowledge of NewWest, no site or facility now or previously owned, operated or leased by NewWest or any of the NewWest Subsidiaries or to the knowledge of NewWest, the Northumberland Project is listed or, to the

knowledge of NewWest, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) Except to the extent not reasonably expected to have a Material Adverse Effect on NewWest, none of NewWest or the NewWest Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the NewWest Properties (or in the case of the Northumberland Project, to the knowledge of NewWest) in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on NewWest; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the NewWest Properties (in the case of the Northumberland Project, to the knowledge of NewWest) or the assets of any of NewWest or the NewWest Subsidiaries.

(v) Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to NewWest and except as set out in the NewWest Disclosure Letter, none of NewWest or the NewWest Subsidiaries has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s) Tax Matters. Except as set out in the NewWest Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to NewWest:

(i) Each of NewWest and the NewWest Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii) Each of NewWest and the NewWest Subsidiaries has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) The charges, accruals and reserves for Taxes reflected on the NewWest Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of NewWest, adequate under Canadian GAAP to cover Taxes with respect to NewWest and the NewWest Subsidiaries accruing through the date hereof.

(iv) There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of NewWest, threatened against any of NewWest or the NewWest Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns.

(v) No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to NewWest or any of the NewWest Subsidiaries.

NewWest was not previously subject to the U.S. (tax) inversion rules as defined under IRC section 7874.

(t) Pension and Employee Benefits. NewWest and the NewWest Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of NewWest or the NewWest Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon NewWest and the NewWest Subsidiaries, as the case may be other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on NewWest.

(u) Reporting Status. NewWest is a reporting issuer or its equivalent in each of the provinces of Canada, other then Québec. The NewWest Common Shares are listed on the TSX.

(v) Reports. Since August 21, 2006, NewWest has filed with the Securities Authorities, Exchanges and all applicable self-regulatory authorities a true and complete copy of the NewWest Documents. The NewWest Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined in the *Securities Act* (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over NewWest except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on NewWest. NewWest has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. None of the NewWest Subsidiaries are required to file any reports or other documents with any of the Securities Authorities or the Exchanges.

(w) Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(r) above), NewWest and the NewWest Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on NewWest.

(x) No Cease Trade. NewWest is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of NewWest, no investigation or other proceedings involving NewWest that may operate to prevent or restrict trading of any securities of NewWest are currently in progress or pending before any applicable stock exchange or Securities Authority.

(y) No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from NewWest or the NewWest Subsidiaries of any of the material assets of NewWest or any of the NewWest Subsidiaries, other than as described or contemplated herein.

(z) The Northumberland Joint Venture and Northumberland Project. Except as set out in the NewWest Disclosure Letter and to the extent that such effect would not result in a Material Adverse Change to NewWest, to the knowledge of NewWest:

(i) there exists no event, condition or occurrence which, after the notice or lapse of time or both, would constitute a default by any party to the Northumberland JV Contract;

(ii) since December 31, 2006, all business conducted with respect to the Northumberland Project has been conducted in the ordinary and regular course consistent with past practice;

(iii) a Material Adverse Change has not occurred with respect to the Northumberland JV Contract;

(iv) all of the requisite licenses, registrations, qualifications, permit and consents necessary or appropriate for carrying on business as currently carried on relating to the Northumberland Project are valid and subsisting and in good standing in all materials respects;

(v) all real and tangible personal property related to the Northumberland Project is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on NewWest;

(vi) no notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under Environmental Law relating to the Northumberland Project has been issued or initiated by any Person or Governmental Entity;

(vii) the Northumberland Project has been operated in compliance with all applicable Laws;

(viii) no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from NewWest or the NewWest Subsidiaries of its respective interest in the Northumberland Project;

(ix) there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of NewWest, threatened against or relating to the Northumberland Project or affecting the property or assets that make up the Northumberland Project before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on NewWest;

(x) there has not been any acquisition or sale of any material property or assets that make up the Northumberland Project; and

(xi) there is no agreement, obligation, judgment, injunction, order or decree relating to the entities that own the property and assets that make up the Northumberland Project that purports to limit the manner or the localities in which such entities conduct the business of the Northumberland Project, limit any business practice of such entities regarding the Northumberland Project in any material respect or restrict any acquisition or disposition of any property constituting the Northumberland Project in any material respect.

(aa) Certain Contracts. None of NewWest or any of the NewWest Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of NewWest or the NewWest Subsidiaries are conducted, (ii) limit any business practice of NewWest or any NewWest Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by NewWest or any NewWest Subsidiary in any material respect.

(bb) Liabilities. There are no material Liabilities of NewWest or of the NewWest Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the NewWest Financial Statements, except those incurred in the ordinary course of their respective businesses since December 31, 2006.

(cc) No Adverse Change. Except as set out in the NewWest Financial Statements, there has not been any adverse material change of any kind whatsoever in the financial position or condition of NewWest or of any of the NewWest Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course.

(dd) No Indebtedness. None of the NewWest Subsidiaries owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at "arm's length" (as such term is defined in the Tax Act) with NewWest, except as set forth in the NewWest Financial Statements, and except for payroll obligations in the normal course of business, employee expense reimbursement and reimbursement to Western States Minerals Corporation for employee health and life insurance premiums.

(ee) No Agreement to Merge. None of NewWest or the NewWest Subsidiaries has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(ff) No Significant Transactions. There are no "significant acquisitions", "significant dispositions" and "significant probable acquisitions", as such terms are defined in Applicable Securities Laws, for which NewWest is required, pursuant to Applicable Securities Laws, to prepare additional financial disclosure for the Proxy Circular.

(gg) Internal Controls. NewWest maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with management's general or specific authorizations;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability;

(iii) access to assets is permitted only in accordance with management's general or specific authorization; and

(iv) the recorded accountability for assets is compared with the existing assts at reasonable intervals and appropriate action is taken with respect to any differences;

and NewWest is not aware of any material weakness in its internal controls over financial reporting.

(hh) Disclosure of Material Contracts. All contracts and agreements material to NewWest on a consolidated basis, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively, the "**Material Contracts**") have been disclosed in the NewWest Documents and, except as set out in the NewWest Disclosure Letter, or as contemplated herein, none of NewWest or the NewWest Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by NewWest, whether by asset sale, transfer of shares or otherwise;

(ii) Foreign Private Issuer. As of the date hereof, NewWest is a "**foreign private issuer**" as defined in Rule 405 under the 1933 Act.

(jj) Investment Company Status. NewWest is not registered, and is not required to be registered as an investment company under the 1940 Act.

(kk) No Broker's Commission. NewWest has not entered into any agreement that would entitle any Person to any valid claim against NewWest for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses set out in the NewWest Disclosure Letter.

(ll) Vote Required. The only votes of the holders of any class or series of the NewWest Common Shares, NewWest Options or other securities of NewWest necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the NewWest Securityholder Approval.

Section 3.2 Representations and Warranties of Fronteer

Fronteer hereby represents and warrants to NewWest, and hereby acknowledges that NewWest is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows, save and except as provided in the Fronteer Disclosure Letter :

(a) Organization. Fronteer is a corporation duly incorporated under the Laws of Ontario. Fronteer is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

(b) Capitalization. The authorized capital of Fronteer consists of an unlimited number of Fronteer Common Shares. As at July 26, 2007, there were: (i) 67,857,681.Fronteer Common Shares outstanding; and (ii) 4,208,200 Options to acquire an aggregate of 4,208,200 Fronteer Common Shares as set out in the Fronteer Disclosure Letter. Except pursuant to this Agreement and the Transaction, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Fronteer or any of the Fronteer Subsidiaries to issue or sell any shares of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, any securities or obligations of any kind convertible into or exchangeable for any shares of Fronteer or any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company. All outstanding Fronteer Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company having the right to vote with the Fronteer Shareholders on any matter. There are no outstanding contractual obligations of Fronteer or of any of the Fronteer Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Fronteer Common Shares or with respect to the voting or disposition of any outstanding Fronteer Common Shares.

(c) Authority. Fronteer has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Fronteer as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Fronteer and the completion by Fronteer of the Transaction have been authorized by the directors of Fronteer and no other corporate proceedings on the part of Fronteer are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by Fronteer and constitutes a legal, valid and binding obligation of Fronteer, enforceable against Fronteer in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Fronteer of this Agreement and the performance by Fronteer of its obligations hereunder and the completion of the Transaction, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a) the Articles or by-laws (or their equivalent) of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company,

(b) any Law, or

(c) any contract, agreement, licence or permit to which Fronteer or any of the Fronteer Subsidiaries is bound or is subject to or of which Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Fronteer, and

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Fronteer; or

(iii) result in the imposition of any Encumbrance upon any of the property or assets of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company or restrict, hinder, impair or limit the ability of Fronteer or any of the Fronteer Subsidiaries to conduct the business of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Fronteer;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company in connection with the execution and delivery of this Agreement or the consummation by Fronteer of the Transaction other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and Exchanges; (iii) any other consents, waivers, permits, orders or approvals referred to in the Fronteer Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Fronteer.

(d) Directors' Approvals. The board of directors of Fronteer has authorized the entering into of this Agreement, and the performance of its provisions by Fronteer.

(e) Fronteer Subsidiaries. The only Subsidiaries of Fronteer are the Fronteer Subsidiaries and the only other corporations in which Fronteer owns a direct or indirect voting or equity interest of greater than 10% are the Fronteer Significant Interest Company and Latin American Minerals Inc.

(f) No Defaults. None of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, is in default under, and, to the knowledge of Fronteer, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company under any contract, agreement or licence that is material to the conduct of the business of Fronteer, any of the Fronteer Subsidiaries or to the knowledge of Fronteer, the Fronteer Significant Interest Company to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Fronteer.

(g) Absence of Changes. Since December 31, 2006 except as set out in the Fronteer Disclosure Letter or as set out in the Fronteer Documents filed on SEDAR since December 31, 2006:

(i) Fronteer, each of the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) none of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has incurred or suffered a Material Adverse Change;

(iii) Fronteer has not declared or paid any dividends or made any other distribution on any of the Fronteer Common Shares;

(iv) Fronteer has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Fronteer Common Shares; and

(v) Fronteer has not effected any material change in its accounting methods, principles or practices.

(h) Financial Matters. The Fronteer Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Fronteer at the respective dates indicated and the results of operations of Fronteer for the periods covered on a consolidated basis. Except as set out in the Fronteer Disclosure Letter, neither Fronteer nor any of the Fronteer Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Fronteer for the three month period ended March 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Fronteer mineral projects) since March 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Fronteer.

(i) Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(n) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Fronteer, threatened against or relating to Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Fronteer. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Fronteer, threatened against or relating to Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, before any Governmental Entity. None of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on Fronteer.

(j) Title to Properties and Condition of Assets. (i) The Fronteer Disclosure Letter sets out all of the mineral claims, leases and other interests held by Fronteer, directly or indirectly, in the Fronteer Properties; (ii) except as set out in the Fronteer Disclosure Letter, applying customary standards in the mining industry, each of Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has sufficient title to or valid leasehold interests in the Fronteer Properties or to the knowledge of Fronteer, the Aurora Property, as the case may be, to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Fronteer; (iii) each lease and agreement granting rights to the Fronteer Properties and the Aurora Property, as the case may be, is in full force and effect and constitutes a legal, valid and binding agreement of Fronteer, the Fronteer Subsidiaries or the Fronteer Significant Interest Company, and neither Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company is in violation of breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fronteer; (iv) all real and tangible personal property of Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, each of the Fronteer Significant Interest Company, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect or Fronteer.

(k) Mineral Resources. The most recent estimated, measured, indicated and inferred mineral resources of the Fronteer Properties and to the knowledge of Fronteer the Aurora Property, as the case may be, disclosed in the Fronteer Documents or publicly disclosed by the Fronteer Significant Interest Company (including those related to the Fronteer Properties, as well as, to the knowledge of Fronteer, the Aurora Property) have been prepared and disclosed in all material respects in accordance with all applicable Laws including, without limitation, National Instrument 43-101 of the Canadian Securities Administrators. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the Fronteer Properties or the knowledge of Fronteer Aurora Property, taken as a whole, from the amounts disclosed publicly by Fronteer or, to the knowledge of Fronteer, the Fronteer Significant Interest Company.

(l) Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Fronteer:

(i) all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company have been properly and timely paid;

(ii) all: (A) mines and mining-related activities where Fronteer, a Fronteer Subsidiary or, to the knowledge of Fronteer, the Fronteer Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Fronteer, a Fronteer Subsidiary or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, or lands

pooled or unitized therewith, which have been abandoned by Fronteer, any Fronteer Subsidiary or the Fronteer Significant Interest Company have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(m) Insurance. Fronteer maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(n) Environmental.

(i) Each of Fronteer, the Fronteer Subsidiaries is and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, is and has operated in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on Fronteer.

(ii) The Fronteer Properties, since Fronteer, any Fronteer Subsidiary or, to the knowledge of Fronteer, the Fronteer Significant Interest Company acquired an interest therein have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on Fronteer. None of Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company or any other Person in control of any Fronteer Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Fronteer Property, except in compliance with all Environmental Laws and, except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on Fronteer. All Hazardous Substances handled, recycled, disposed of, treated or stored by Fronteer, any Fronteer Subsidiary or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, on or off site of the Fronteer Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws while Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, have been in possession of Fronteer Properties except to the extent that any non-compliance would not be reasonably likely to have a Material Adverse Effect on Fronteer. To the knowledge of Fronteer, there are no Hazardous Substances at, in, on, under or migrating from any Fronteer Property, except in material compliance with all Environmental Laws.

(iii) None of Fronteer, the Fronteer Subsidiaries, to the knowledge of Fronteer, the Fronteer Significant Interest Company, or any other Person for whose actions Fronteer or a Fronteer Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of Fronteer, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is, to the knowledge of Fronteer, the subject of

enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Fronteer or any of the Fronteer Subsidiaries. To the knowledge of Fronteer, no site or facility now or previously owned, operated or leased by Fronteer, any of the Fronteer Subsidiaries or the Fronteer Significant Interest Company is listed or, to the knowledge of Fronteer, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Fronteer, none of Fronteer, the Fronteer Subsidiaries, or to the knowledge of Fronteer, the Fronteer Significant Interest Company, or any other Person for whose actions Fronteer or a Fronteer Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Fronteer Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Fronteer; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Fronteer Properties or the assets of any of Fronteer, the Fronteer Subsidiaries or the Fronteer Significant Interest Company.

(v) Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Fronteer and except as set out in the Fronteer Disclosure Letter, none of Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(o) Tax Matters. Except as set out in the Fronteer Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Fronteer:

(i) Each of Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii) Each of Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and

has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) The charges, accruals and reserves for Taxes reflected on the Fronteer Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Fronteer, adequate under Canadian GAAP to cover Taxes with respect to Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company (to the extent that such entitles are consolidated in the Fronteer Financial Statements) accruing through the date hereof.

(iv) There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Fronteer, threatened against any of Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company that propose to assess Taxes in addition to those reported in the Tax Returns.

(v) No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company.

(p) Reporting Status. Fronteer is a reporting issuer or its equivalent in each of the provinces of Canada other than the Province of Quebec. The Fronteer Common Shares are registered under Section 12(b) of the 1934 Act. The Fronteer Common Shares are listed on the TSX and the AMEX.

(q) Reports. Since January 1, 2006, Fronteer has filed with the Securities Authorities, Exchanges and all applicable self-regulatory authorities a true and complete copy of the Fronteer Documents. The Fronteer Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined in the *Securities Act* (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Fronteer except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Fronteer. Fronteer has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. None of the Fronteer Subsidiaries are required to file any reports or other documents with any of the Securities Authorities or the Exchanges.

(r) Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(n) above), Fronteer, the Fronteer Subsidiaries and, to the knowledge of Fronteer, the Fronteer Significant Interest Company, have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Fronteer.

(s) No Cease Trade. Fronteer is not subject to any cease trade or other order of any Exchange or Securities Authority and, to the knowledge of Fronteer, no investigation or other proceedings

involving Fronteer that may operate to prevent or restrict trading of any securities of Fronteer are currently in progress or pending before any Exchange or Securities Authority.

(t) No Option on Assets. Except as set out in the Fronteer Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Fronteer, the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company of any of the material assets of Fronteer, any of the Fronteer Subsidiaries or the Fronteer Significant Interest Company, other than as described or contemplated herein.

(u) Certain Contracts. None of Fronteer, any of the Fronteer Subsidiaries or, to the knowledge of Fronteer, the Fronteer Significant Interest Company, is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Fronteer, the Fronteer Subsidiaries or the Fronteer Significant Interest Company are conducted, (ii) limit any business practice of Fronteer, any Fronteer Subsidiary or the Fronteer Significant Interest Company in any material respect, or (iii) restrict any acquisition or disposition of any property by Fronteer, any Fronteer Subsidiary or the Fronteer Significant Interest Company in any material respect.

(v) Liabilities. There are no material liabilities of Fronteer or of the Fronteer Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Fronteer Financial Statements, except those incurred in the ordinary course of their respective businesses since December 31, 2006.

(w) No Adverse Change. Except as set out in the Fronteer Financial Statements, there has not been any adverse material change of any kind whatsoever in the financial position or condition of Fronteer or of any of the Fronteer Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course.

(x) No Indebtedness. None of Fronteer, the Fronteer Subsidiaries or to the knowledge of Fronteer, the Fronteer Significant Interest Company owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at "arm's length" (as such term is defined in the Tax Act) with Fronteer, the Fronteer Subsidiaries or to the knowledge of Fronteer, the Fronteer Significant Interest Company, except as set forth in the Fronteer Financial Statements and except for payroll obligations in the normal course of business and expense reimbursement.

(y) No Agreement to Merge. None of Fronteer, the Fronteer Subsidiaries or to the knowledge of Fronteer, the Fronteer Significant Interest Company, has any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(z) No Significant Transactions. There are no "significant acquisitions", "significant dispositions" and "significant probable acquisitions", as such terms are defined in Applicable Securities Laws, for which Fronteer, the Fronteer Subsidiaries or to the knowledge of Fronteer, the Fronteer Significant Interest Company is required, pursuant to Applicable Securities Laws, to include additional financial disclosure.

(aa) Internal Controls. Fronteer maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with management's general or specific authorizations;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability;

(iii) access to assets is permitted only in accordance with management's general or specific authorization; and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and Fronteer is not aware of any material weakness in its internal controls over financial reporting.

(bb) Disclosure of Material Contracts. All Material Contracts of Fronteer on a consolidated basis, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole have been disclosed in the Fronteer Documents and, except as set out in the Fronteer Disclosure Letter, or as contemplated herein, Fronteer has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Fronteer, a Fronteer Subsidiary or to the knowledge of Fronteer, a Fronteer Significant Interest Company, whether by asset sale, transfer of shares or otherwise.

(cc) Foreign Private Issuer. As of the date hereof, Fronteer is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(dd) Investment Company Status. Fronteer is not registered, and is not required to be registered as an investment company under the 1940 Act.

(ee) No Broker's Commission. Fronteer has not entered into any agreement that would entitle any Person to any valid claim against Fronteer for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses set out in the Fronteer Disclosure Letter.

(ff) Fronteer Common Shares. The Fronteer Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(gg) No Registration Statement. No registration statement or similar filing is required to be filed with the SEC or with any state securities commission in the United States in order for the issuance of the Fronteer Common Shares issuable pursuant to the Arrangement to be exempt from the registration provisions of the 1933 Act.

(hh) Retention of NewWest Common Shares. Fronteer has no plan or intention to liquidate NewWest, to sell or otherwise dispose of the NewWest Common Shares, or to otherwise discontinue the legal existence of NewWest.

(ii) Sale of Assets. Fronteer has no plan or intention to cause NewWest to sell or otherwise dispose of any of its assets to non-arm's length parties, except for dispositions made in the ordinary course of business.

(jj) Control of NewWest. Fronteer has no plan or intention to issue, or cause NewWest to issue, additional NewWest Common Shares after the Arrangement becomes effective that would result in Fronteer no longer owning stock of NewWest possessing at least 80% of the total combined voting power of all classes of the stock of NewWest entitled to vote and at least 80% of the total number of shares of all other classes of stock of NewWest.

(kk) No Prior Ownership of NewWest Common Shares. Neither Fronteer nor any Person related to Fronteer within the meaning of Treasury Regulation Section 1.368-1(d)(4), nor any entity treated as a partnership for U.S. federal income tax purposes of which either Fronteer or a Person related to Fronteer (within the meaning of such Treasury Regulation) (i) is an owner, (ii) has owned any NewWest Common Shares at any time during the five-year period preceding the effective time of the Arrangement; or (iii) has any plan or intention to acquire or reacquire, in connection with or as part of the same plan as the Arrangement, any of the Fronteer common stock issued in the Arrangement.

(ll) PFIC Status. Based on current business plans and financial projections, Fronteer expects to be a PFIC for the calendar year 2007.

Section 3.3 Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall merge on the completion of the Transaction. Any investigation by Fronteer or NewWest and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE FOUR
COVENANTS

Section 4.1 Covenants of NewWest

Subject to Sections 6.1 and 6.2, NewWest hereby covenants and agrees with Fronteer as follows:

(a) Proxy Solicitation. In a timely and expeditious manner, NewWest shall: (i) take all commercially reasonable lawful action to solicit proxies in favour of the NewWest Resolution and the NewWest Securityholder Approval; (ii) recommend to all holders of NewWest Common Shares that they vote in favour of the NewWest Resolution; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Fronteer such recommendation (a "**Change in NewWest Recommendation**") except as expressly permitted by Sections 6.1 and 6.2 hereof.

(b) Adjournment. NewWest shall not adjourn, postpone or cancel the NewWest Meeting (or propose to do so), except (i) if quorum is not present at the NewWest Meeting; (ii) if required by applicable Laws; (iii) if required by the NewWest Shareholders; (iv) if the Lock-Up Agreement is terminated; or (v) if otherwise agreed with Fronteer.

(c) Dissent Rights. NewWest shall provide Fronteer with a copy of any purported exercise of the Dissent Rights and written communications with such NewWest Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the Transaction, including the Arrangement, without the prior consent of Fronteer.

(d) Amendments. In a timely and expeditious manner, NewWest shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Fronteer, acting reasonably) with respect to the NewWest Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e) Usual Business. Other than in contemplation of or as required to give effect to the Transaction, NewWest shall, and shall cause the NewWest Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(f) Certain Actions Prohibited. Other than as set out in the NewWest Disclosure Letter, or in contemplation of or as required to give effect to the Transaction, NewWest shall not, without the prior written consent of Fronteer, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a NewWest Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, NewWest or any of the NewWest Subsidiaries, including without limitation, the NewWest Common Shares, other than the issue of NewWest Common Shares pursuant to the exercise of the NewWest Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit any of the NewWest Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of NewWest or any of the NewWest Subsidiaries, the NewWest Option Plan or any of the terms of the NewWest Options as they exist at the date of this Agreement;

(iv) split, combine or reclassify any of the NewWest Common Shares or any of the shares of the NewWest Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of NewWest or any of the NewWest Subsidiaries;

(v) redeem, purchase or offer to purchase, or permit any of the NewWest Subsidiaries to redeem, purchase or offer to purchase, any NewWest Common Shares and, other than pursuant to the NewWest Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge NewWest or any of the NewWest Subsidiaries with any other Person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the NewWest Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) (A) satisfy or settle any claim or dispute, except such as have been included in the NewWest Financial Statements and which are, individually or in the aggregate, in an amount in excess of $150,000 or which constitutes a claim between NewWest and a NewWest Subsidiary or between NewWest Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $150,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the NewWest Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by Canadian GAAP, any other generally accepted accounting principle to which any NewWest Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of NewWest or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause any of the NewWest Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with Transaction.

(g) Employment Arrangements. Except as set out in the NewWest Disclosure Letter, NewWest shall not, without the prior written consent of Fronteer, such consent not to be unreasonably withheld or delayed, and shall cause the NewWest Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of NewWest or any of the NewWest Subsidiaries.

(h) Insurance. NewWest shall use commercially reasonable efforts, and shall cause the NewWest Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to

lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(i) Certain Actions. NewWest shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by NewWest in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on NewWest, provided that NewWest may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event NewWest immediately notifies Fronteer in writing of such circumstances; and

(ii) promptly notify Fronteer of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on NewWest, (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any material breach by NewWest of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of NewWest contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(j) No Compromise. NewWest shall not, and shall cause the NewWest Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of NewWest in connection with the Transaction prior to the Effective Time without the prior written consent of Fronteer.

(k) Contractual Obligations. NewWest shall not, and shall cause the NewWest Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which NewWest or any of the NewWest Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(l) Notification. NewWest shall promptly notify Fronteer, to the extent not previously disclosed of:

(i) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of NewWest,

(ii) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated),

(iii) any material breach by NewWest of any covenant or agreement contained in this Agreement, and

(iv) any event occurring subsequent to the date hereof that would render any representation or warranty of NewWest contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(m) Satisfaction of Conditions. NewWest shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i) obtain all other consents, approvals and authorizations as are required to be obtained by NewWest or any of the NewWest Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on NewWest;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Transaction;

(iv) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by NewWest; and

(v) cooperate with Fronteer in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate NewWest to pay or cause to be paid any monies to cause such performance to occur.

(n) Keep Fully Informed. Subject to applicable Laws, NewWest shall use commercially reasonable efforts to conduct itself so as to keep Fronteer fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(o) Cooperation. NewWest shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(p) Representations. NewWest shall use its commercially reasonable efforts to conduct its affairs and to cause the NewWest Subsidiaries to conduct their affairs so that all of the representations and warranties of NewWest contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(q) Continuing Review. Subject to applicable Laws, NewWest shall continue to make available and cause to be made available to Fronteer and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Fronteer to effect a thorough examination of NewWest, the NewWest Subsidiaries and the Northumberland Joint Venture (to the extent the same are available to NewWest) and the business, properties and financial status thereof, and shall cooperate with Fronteer in securing access for Fronteer to any documents, agreements, corporate records or minute books not in the possession or under the control of NewWest. Subject to applicable Laws, upon reasonable notice, NewWest shall, and shall cause the NewWest Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Fronteer reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of NewWest, the NewWest Subsidiaries, and the Northumberland Joint Venture (to the extent the same are available to NewWest) and, during such period, NewWest shall, and shall cause the NewWest Subsidiaries to, furnish promptly to Fronteer all information concerning the business, properties and personnel of NewWest, the NewWest Subsidiaries and the Northumberland Joint Venture (to the extent the same are available to NewWest) as Fronteer may reasonably request, except as limited by any applicable privacy laws.

(r) Closing Documents. NewWest shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, and other customary closing documents as may be required by Fronteer, all in form satisfactory to Fronteer, acting reasonably.

(s) Completion Date. NewWest shall use commercially reasonable efforts to complete the transactions contemplated herein on or prior to the Completion Deadline.

(t) Bureau of Land Management Fees. On or before September 1, 2007, NewWest shall provide satisfactory proof to Fronteer, acting reasonably, to the effect that all federal annual mining claim maintenance fees in respect of the unpatented claims forming a part of the NewWest Properties have been duly submitted and paid to the applicable State Bureau of Land Management and have been receipted by such State Bureau without any deficiencies being noted with respect to any such payments.

(u) NewWest Properties. On or before August 17, 2007, NewWest shall have delivered to Fronteer a complete list of the patented and unpatented mining claims, fee lands and other interests in real property which it holds in the Northumberland Project, the Sandman Project and the Zaca Projects where a known mineral resource has been identified.

Section 4.2 Covenants of Fronteer

Fronteer hereby covenants and agrees with NewWest as follows:

(a) Proceedings. In a timely and expeditious manner, Fronteer shall take all such actions and do all such acts and things as are specified herein, in the Interim Order, the Plan of Arrangement (including issuing the Fronteer Common Shares contemplated pursuant to Section 2.2 of the Plan of Arrangement) and the Final Order to be taken or done by Fronteer.

(b) Information for Proxy Circular. In a timely and expeditious manner, Fronteer shall provide to NewWest all information as may be reasonably requested by NewWest or as required by the Interim Order or applicable Laws with respect to Fronteer and its businesses and properties for

inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Fronteer required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Fronteer shall fully cooperate with NewWest in the preparation of the Proxy Circular and shall provide such assistance as NewWest may reasonably request in connection therewith.

(c) Amendments. In a timely and expeditious manner, Fronteer shall provide NewWest with information as requested by NewWest in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Fronteer, acting reasonably) with respect to the NewWest Meeting in accordance with the Interim Order.

(d) Final Order. Subject to the approval of the Arrangement at the NewWest Meeting in accordance with the provisions of the Interim Order, Fronteer shall jointly with NewWest forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the Parties, acting reasonably.

(e) Copy of Documents. Except for proxies and other non-substantive communications, Fronteer shall furnish promptly to NewWest a copy of each notice, report, schedule or other document or communication delivered, filed or received by Fronteer in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting the Transaction.

(f) Certain Actions Prohibited. Other than as set out in the Fronteer Disclosure Letter or as required to give effect to the Transaction and, except where doing so would not have a Material Adverse Effect on Fronteer, Fronteer shall not, without the prior written consent of NewWest, which consent is not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i) take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by Fronteer in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Fronteer, provided that Fronteer may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event they immediately notify NewWest in writing of such circumstances;

(ii) amend or proposed to amend the articles or by-laws (or their equivalent) of Fronteer or any of the Fronteer Subsidiaries;

(iii) split, combine or reclassify any of the shares of Fronteer or any of the Fronteer Subsidiaries or declare or set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Fronteer Common Shares;

(iv) redeem, purchase or offer to purchase, or permit the Fronteer Subsidiaries to redeem, purchase or offer to purchase, any Fronteer Common Shares; and

(v) agree or commit to do any of the foregoing.

(g) Notification. Fronteer shall promptly notify NewWest, to the extent not previously disclosed of:

(i) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Fronteer,

(ii) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated),

(iii) any material breach by Fronteer of any covenant or agreement contained in this Agreement, and

(iv) any event occurring subsequent to the date hereof that would render any representation or warranty of Fronteer contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(h) Satisfaction of Conditions. Fronteer shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Fronteer or any of the Fronteer Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on Fronteer;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the Transaction and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the Transaction;

(iv) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them;

(v) cooperate with NewWest in connection with the performance by NewWest of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Fronteer to pay or cause to be paid any monies to cause such performance to occur; and

(vi) reserve a sufficient number of Fronteer Common Shares for issuance upon completion of the Arrangement and cause the Fronteer Common Shares to be listed and posted for trading on the TSX and AMEX by the Effective Date.

(i) Cooperation. Fronteer shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(j) Representations. Fronteer shall use its commercially reasonable efforts to conduct its affairs and to cause the Fronteer Subsidiaries and the Fronteer Significant Interest Company to conduct their affairs so that all of the representations and warranties of Fronteer contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(k) Closing Documents. Fronteer shall execute and deliver, or cause to be executed and delivered at the closing of the Transaction such agreements, certificates, resolutions and other closing documents as may be required by NewWest, all in form satisfactory to NewWest, acting reasonably.

(l) NewWest Options. Fronteer will take all necessary actions to create and issue options to purchase Fronteer Common Shares to replace the NewWest Options, all as contemplated in the Plan of Arrangement.

(m) Grant of Fronteer Options. At the Effective Time, Fronteer shall grant options to purchase Fronteer Common Shares to the Persons set out in the Fronteer Disclosure Letter, and on the terms and conditions set out therein.

(n) Consideration Paid to Dissenters. If NewWest has sufficient cash to pay any or all dissenting NewWest Shareholders the value of their NewWest Common Shares, Fronteer will cause NewWest to pay any such dissenting NewWest Shareholders the value of their NewWest Common Shares out of its own funds. Notwithstanding the foregoing, Fronteer and its affiliates may contribute, loan or otherwise transfer funds to NewWest for use in NewWest's or its affiliates' business activities.

(o) Use of Historic Business Assets. Fronteer will cause NewWest to continue its historic business or use at least a significant portion of the historic business assets of NewWest in a business, in each case as conducted or held by NewWest at the effective time of the Arrangement.

(p) Acquisition of Fronteer Common Shares. Neither Fronteer nor any Person controlled by Fronteer will acquire or reacquire, in connection with or as part of the same plan as the Arrangement, any of the Fronteer Common Shares issued in the Arrangement.

(q) Reorganization. If dissenting New West Shareholders, if any, are paid by NewWest and the Arrangement otherwise qualifies, Fronteer will treat the Arrangement as a tax-deferred reorganization within the meaning of section 368(a) of the Code for applicable U.S. income tax purposes, if any.

(r) Notification of PFIC Status and PFIC Annual Information Statement. Within (60) days (but no earlier than April 1 of each year after the applicable taxable year) after receiving a written request from a shareholder to be notified of Fronteer's determination of its status as a PFIC for a particular tax year and/or information necessary to allow a shareholder to make or maintain a so-called "qualified electing fund" election within the meaning of Code Section 1293, Fronteer, with

respect to itself, will make available on its website information that would be contained in a "PFIC annual information statement" within the meaning of IRS Notice 88-125, 1988-2 C.B. 535.

(s) Post Effective Time Option Treatment. Following the Effective Time, Fronteer shall treat, and shall cause NewWest to treat, for applicable U.S. federal income tax reporting purposes, the treatment of Newest Options under the Plan of Arrangement as satisfying the requirements of U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

Notwithstanding the covenants set forth in this section 4.2 and elsewhere in this Agreement, it is understood and agreed that neither Fronteer nor any of its affiliates can provide any assurances to NewWest or any NewWest Shareholder or any holder of NewWest Options regarding the United States federal income tax consequences of the Arrangement to any NewWest Shareholder or any holder of NewWest Options.

Section 4.3 Mutual Covenants

Copy of Documents. Except for proxies and other non-substantive communications, Fronteer or NewWest, as the case may be, shall furnish promptly to the other, a copy of each notice, report, schedule or other document or communication delivered, filed or received by it in connection with this Agreement, the Arrangement, the Interim Order or the NewWest Meeting or any other meeting at which all NewWest Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction.

Section 4.4 Indemnification and Insurance

(a) Fronteer further covenants and agrees that all rights to indemnification or exculpation in favour of current and former directors and officers of NewWest and the NewWest Subsidiaries shall be honoured by Fronteer and Fronteer will, or will cause NewWest and the NewWest Subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by NewWest and the NewWest Subsidiaries which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time NewWest may, in the alternative, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Effective Time.

(b) NewWest shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the NewWest Subsidiaries for the purpose of this Section 4.4 and this Section 4.4 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Fronteer by the Persons described in Section (a) hereof.

Section 4.5 Privacy Matters

(a) Fronteer and NewWest acknowledge and agree that certain information provided by NewWest to Fronteer and by Fronteer to NewWest in connection with the transactions contemplated hereunder constitutes Personal Information (the "**Disclosed Personal Information**") which is necessary for the purposes of determining if Fronteer or NewWest, as the case may be, shall proceed with the Arrangement, that the disclosure of the Disclosed Personal Information relates solely to the

carrying on of the business, or the completion of the Arrangement and that such Disclosed Personal Information:

(i) may not be used for any purpose other than those related to the performance of this Agreement;

(ii) must be kept strictly confidential and each of Fronteer and NewWest shall ensure that access to such Personal Information shall be restricted to those Representatives of Fronteer and NewWest, as the case may be, who have a bona fide need to access such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with Fronteer's obligations hereunder and NewWest's obligations hereunder;

(iii) upon the expiry or termination of this Agreement, or otherwise upon the request of NewWest, Fronteer shall forthwith cease all use of the Disclosed Personal Information acquired by Fronteer in connection with this Agreement and will return to NewWest or, at NewWest's request, destroy in a secure manner the Disclosed Personal Information (and any copies); and

(iv) upon the expiry or termination of this Agreement, or otherwise upon the request of Fronteer, NewWest shall forthwith cease all use of the Disclosed Personal Information acquired by NewWest in connection with this Agreement and will return to Fronteer or, at Fronteer's request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b) In addition to the foregoing obligations contained in the Confidentiality Agreement:

(i) Fronteer agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii) NewWest agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(iii) each of NewWest and Fronteer, as the case may be, agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims;

(iv) if the Arrangement is completed, NewWest may disclose additional Personal Information of its employees, customers, directors and officers to Fronteer and its Representatives on condition that: (A) Fronteer and its Representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by NewWest; and (B) the employees, customers,

directors, officers and shareholders whose Personal Information is disclosed are notified that: (i) the Arrangement has taken place, and (ii) the Personal information about them has been disclosed to Fronteer and its Representatives; and

(v) if the Arrangement is completed, Fronteer may disclose additional Personal Information of its employees, customers, directors and officers to Fronteer and its Representatives on condition that: (A) NewWest and its Representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by Fronteer; and (B) the employees, customers, directors, officers and shareholders whose Personal Information is disclosed are notified that: (i) the Arrangement has taken place, and (ii) the Personal information about them has been disclosed to NewWest and its Representatives.

(c) Without limiting the foregoing, each of NewWest and Fronteer acknowledge and agree that their respective disclosure letters and all information contained in them is confidential and may not be disclosed to any other Person unless (a) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (b) such disclosure is required in order to enforce its rights under this Agreement.

ARTICLE FIVE
CONDITIONS

Section 5.1 Mutual Conditions

The respective obligations of NewWest and Fronteer to complete the Transaction are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b) the NewWest Securityholder Approval shall have been obtained at the NewWest Meeting;

(c) (A) the TSX shall have conditionally approved the listing thereon, and the AMEX shall have authorized for listing, subject to official notice of issuance, of the Fronteer Common Shares to be issued pursuant to the Arrangement as of the Effective Date; and (B) the TSX shall have, if required, accepted notice for filing of all transactions of NewWest contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and the AMEX, as applicable.

(d) the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(e) the Effective Time shall be on or before the Completion Deadline;

(f) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority that

makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has a Material Adverse Effect on NewWest or Fronteer;

(g) (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, all of which are set out in the Fronteer Disclosure Letter and the NewWest Disclosure Letter, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of NewWest and Fronteer, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Fronteer or NewWest or materially impede the completion of the Arrangement; and

(h) this Agreement shall not have been terminated pursuant to Article 7 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to Section 5.4 hereof, any Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party.

Section 5.2 Conditions Precedent to the Obligations of NewWest

The obligation of NewWest to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Fronteer in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of NewWest, have a Material Adverse Effect on Fronteer, and Fronteer shall have provided to NewWest a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Fronteer, the Fronteer Subsidiaries or the Fronteer Significant Interest Company shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on Fronteer;

(c) Fronteer shall have complied in all material respects with its covenants herein and Fronteer shall have provided to NewWest a certificate of two officers thereof, certifying that, as of the Effective Date, they have so complied with their covenants herein;

(d) the Lock Up Agreement shall be in effect and unamended at the date of the NewWest Meeting; and

(e) the directors of Fronteer shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Fronteer to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of NewWest and may be waived, in whole or in part, by NewWest in writing at any time. If any of such conditions shall not be complied with or waived by NewWest on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, NewWest may terminate this Agreement by written notice to Fronteer in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by NewWest.

Section 5.3 Conditions Precedent to the obligations of Fronteer

The obligation of Fronteer to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by NewWest in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Fronteer, have a Material Adverse Effect on NewWest, and NewWest shall have provided to Fronteer, a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and neither NewWest nor any of the NewWest Subsidiaries nor the Northumberland Project shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on NewWest;

(c) NewWest shall have complied in all material respects with its covenants herein and NewWest shall have provided to Fronteer, a certificate of two officers thereof certifying that, as of the Effective Date, NewWest has so complied with its covenants herein;

(d) the Lock Up Agreement shall be in effect and unamended at the date of the NewWest Meeting;

(e) NewWest Shareholders holding no more than 10% of the outstanding NewWest Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Fronteer shall have received a certificate dated the day immediately preceding the Effective Date of two officers of NewWest to such effect; and

(f) the directors of NewWest and each of the NewWest Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by NewWest and the NewWest Subsidiaries to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Fronteer and may be waived, in whole or in part, by in writing at any time. If any of such conditions shall not be complied with or waived by Fronteer on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, Fronteer may terminate this Agreement by written notice to NewWest in

circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Fronteer.

Section 5.4 Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could reasonably be expected to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Sections 5.1, 5.2 or 5.3 hereof, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the Transaction by virtue of the conditions contained in Sections 5.1, 5.2 or 5.3 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Plan of Arrangement with the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the NewWest Meeting, the NewWest Meeting shall be adjourned or postponed until the expiry of such period.

For greater certainty and without limitation, the provisions of this section shall not be in derogation of the time frames set out in sections 2.3(a) and (b), which deadlines are immutable.

Section 5.5 Merger of Conditions

The conditions set out in Sections 5.1, 5.2 or 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time. NewWest acknowledges and agrees that it shall have no right to file the Final Order and other required documents with the Registrar unless such conditions have been satisfied, fulfilled or waived.

ARTICLE SIX
NON-SOLICITATION AND TERMINATION FEE

Section 6.1 Covenant Regarding Non-Solicitation

Subject to this Article 6, during the period commencing on the date hereof and continuing until the earlier of the Completion Deadline and the date the Lock-Up Agreement has been terminated in accordance with its terms:

(a) NewWest shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of NewWest or any of the NewWest Subsidiaries, or otherwise:

(i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of, or any NewWest) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

(iii) make a Change in NewWest Recommendation;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(v) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of NewWest to approve the Transaction.

(b) NewWest agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. NewWest further agrees not to release any third party from any standstill agreement or provision to which such third party is a party and to enforce any such standstill provision against any third party which such third party has, or has indicated it intends to, act in contravention of such standstill provision. NewWest shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2006, has entered into a confidentiality agreement with NewWest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honored.

(c) Promptly and, in any event, within 24 hours of the receipt by any director or officer of NewWest of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to NewWest or any of the NewWest Subsidiaries in connection with any potential Acquisition Proposal or for access to the properties, books or records of NewWest or any of the NewWest Subsidiaries by any Person that informs NewWest, or any of the NewWest Subsidiaries that it is considering making, or has made, an Acquisition Proposal, NewWest shall notify Fronteer thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Fronteer may reasonably request.

(d) If NewWest receives a request for material non-public information from a Person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Fronteer), and the directors of NewWest have determined that: (i) such proposal is not subject to an extraordinary due diligence condition; (ii) any financing required to complete the Acquisition Proposal is reasonably likely to be available; and (iii) such proposal would, if consummated in accordance with its terms, result in a Superior Proposal or does constitute a Superior Proposal that could be completed in a time frame that is reasonable in the circumstances then, and only in such case, the directors of NewWest may, subject to the

execution of a confidentiality agreement on terms that are not more favourable to the Person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of NewWest for a period not less than six months from the date of such agreement, provide such Person with access to information regarding NewWest and/or participate in discussions or negotiations regarding the Acquisition Proposal; provided, however, that NewWest sends a copy of any such confidentiality agreement to Fronteer immediately upon the execution thereof and Fronteer is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Fronteer and Fronteer is immediately provided with access to similar information.

(e) NewWest shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by NewWest are aware of the provisions of this Section 6.1, and NewWest shall be responsible for any breach of this Section 6.1 by its financial advisors or other advisors or representatives.

Section 6.2 Notice of Superior Proposal Determination

NewWest, or the directors thereof may take any action prohibited by Section 6.1(a) (iii), (iv) or (v) in respect of an Acquisition Proposal if:

(a) (i) NewWest has complied with its obligations under Section 6.1 and the other provisions of this Article 6; (ii) the directors of NewWest have determined that the Acquisition Proposal constitutes a Superior Proposal; (iii) five (5) Business Days shall have elapsed from the later of the date Fronteer received notice of the determination of the directors of NewWest to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Fronteer received the documents pursuant to Section 6.1(c) hereof; and (iv) the directors of NewWest determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law; and

(b) NewWest provides Fronteer during the five Business Days referred to in Section 6.2(a) hereof, the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of NewWest shall review any offer by Fronteer to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in Section 6.2(a)(iii) hereof, whether the offer of Fronteer upon acceptance by NewWest would result in the Acquisition Proposal not being a Superior Proposal. If the directors of NewWest so determine, NewWest shall enter into an amended agreement with Fronteer reflecting the amended proposal of Fronteer and will promptly reaffirm its recommendation of the Arrangement as amended.

NewWest acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 6.2(a)(iii) hereof and shall initiate an additional five Business Day period.

If the Proxy Circular has been sent to NewWest Shareholders prior to the expiry of the five (5) Business Day period set forth in Section 6.2(a) and, during such period, Fronteer requests in writing that the NewWest Meeting proceed, unless otherwise ordered by the Court, NewWest shall continue to take all reasonable steps necessary to hold the NewWest Meeting and to cause the Arrangement to be voted on at the NewWest Meeting.

Section 6.3 Termination Fee Event

If:

(a) this Agreement is terminated by Fronteer pursuant to Section 7.2(c) or by Fronteer or NewWest pursuant to Section 7.2 (f);

(b) this Agreement is terminated by Fronteer pursuant to Section 7.2(b) due to a breach by New West of its obligations under Section 6.1 hereof;

(c) this Agreement is terminated by Fronteer pursuant to subsection 7.2(b) hereof through the failure of NewWest to comply with its covenant in Section 2.3(b) except if such failure has been caused by the failure of Fronteer to comply with its covenants in Section 2.4(a) or Section 4.2(b) or as a result of an order of the Court; or

(d) this Agreement is terminated by Fronteer or New West pursuant to Section 7.2(g) hereof and, within 90 days of the date of such termination, New West enters into a definitive agreement in respect of an Acquisition Proposal, or its intention to enter into a definitive agreement with respect to an Acquisition Proposal is announced;

then NewWest shall pay to Fronteer in the circumstances set forth in Sections 6.3(a), (b) or (c) above, at the time of the termination of this Agreement, or, in the circumstances set forth in Section 6.3(d), above at time of entering into such agreement, the NewWest Termination Fee, in immediately available funds. NewWest shall not be obligated to make more than one payment pursuant to this Section 6.3. NewWest hereby acknowledges that the NewWest Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which Fronteer will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. NewWest hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the NewWest Termination Fee by Fronteer, Fronteer shall have no further claim against NewWest in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Fronteer from seeking injunctive relief to restrain any breach or threatened breach by NewWest of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE SEVEN
AMENDMENT AND TERMINATION

Section 7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the NewWest Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the NewWest Shareholders and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained.

This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, 6.3 and Article Seven hereof shall remain unaffected.

Section 7.2 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by the mutual written consent, duly authorized by the board of directors of each of the Parties hereto;

(b) if any of the conditions in Sections 5.1, 5.2 or 5.3 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those Sections;

(c) by Fronteer if an Acquisition Proposal in respect of NewWest has been made or proposed and the directors of NewWest have made a Change in NewWest Recommendation;

(d) by Fronteer or by NewWest if the NewWest Meeting shall have been held and completed and the NewWest Securityholder Approval shall not have been obtained;

(e) by either Fronteer or NewWest if the Arrangement shall not have been completed by the Completion Deadline, provided however, if the Arrangement has not been completed by such date because the NewWest Meeting has not been held due to the fault of NewWest (the parties acknowledging that NewWest is not at fault in the event that the NewWest Meeting has not been held due to an order of a Governmental Entity), then NewWest shall not be entitled to terminate this Agreement;

(f) by NewWest or Fronteer, if NewWest proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that NewWest has paid the NewWest Termination Fee to Fronteer; or

(g) by Fronteer or NewWest, if the Lock-Up Agreement is terminated in accordance with its terms by the Locked-Up Shareholder;

provided that any termination by a Party in accordance with paragraphs (b) to (g) above shall be made by such Party delivering written notice thereof to the other Party prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination each Party will be released, remised and forever discharged in respect of any and all of its obligations, claims and liabilities arising in respect of this Agreement, except for the obligations of NewWest in Section 6.3(d) which will survive the termination of this Agreement and, provided that termination by NewWest under this Section 7.2(f) will be inoperative until NewWest has paid the NewWest Termination Fee.

ARTICLE EIGHT
GENERAL

Section 8.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and

received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties shall be as follows:

(a) if to NewWest:

1658 Cole Boulevard
Lakewood, Colorado 80104
Attention: President
Facsimile: (303) 425-6634

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention: Quentin Markin
Facsimile: (416) 947-0866

(b) if to Fronteer:

Suite 1650, 1055 West Hastings Street
Vancouver, BC V6E 2E9
Attention: President
Facsimile: (604) 632-4678

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Attention: Jay Goldman
Facsimile: (416) 644-9337

Section 8.2 Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, NewWest (if Fronteer is the breaching Party) or Fronteer (if NewWest is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

Section 8.3 Expenses

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, the NewWest Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

Section 8.4 Time of the Essence

Time shall be of the essence in this Agreement.

Section 8.5 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.6 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 8.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

Section 8.8 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to the Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Section 8.9 Waiver

No waiver or release by any Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence

thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

Section 8.10 No Personal Liability

(a) No director or officer of NewWest shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Fronteer under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of NewWest.

(b) No director or officer of Fronteer shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to NewWest under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Fronteer.

Section 8.11 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

REMAINDER OF PAGE INTENTIONALLY BLANK

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

FRONTEER DEVELOPMENT GROUP INC.
Per:

Name: Mark O'Dea
Title: President and Chief Executive Officer

NEWWEST GOLD CORPORATION
Per:

Name: Stephen Alfers
Title: President and Chief Executive Officer

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

FRONTEER DEVELOPMENT GROUP INC.
Per:

Name: Mark O'Dea
Title: President and Chief Executive Officer

NEWWEST GOLD CORPORATION
Per:

Name: Stephen Alfers
Title: President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

SCHEDULE "A"

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1 DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) **"Affiliate"** shall have the meaning ascribed to such term under the BCBCA;

(b) **"Arrangement"** means the arrangement under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c) **"Arrangement Agreement"** means the arrangement agreement made as of July 27, 2007 between Fronteer and NewWest;

(d) **"BCBCA"** means the Business Corporations Act (British Columbia), as amended and the regulations thereunder;

(e) **"Business Day"** means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f) **"Court"** means the Supreme Court of British Columbia;

(g) **"Depositary"** means Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto;

(h) **"Dissent Procedures"** means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of NewWest Common Shares to exercise the right of dissent in respect of such NewWest Common Shares in connection with the Arrangement, as modified by Article 3 hereof, the Interim Order and the Final Order;

(i) **"Dissenting Holder"** means a registered holder of NewWest Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their NewWest Common Shares, as the case may be;

(j) **"Effective Date"** means the date designated by Fronteer and NewWest by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

(k) **"Effective Time"** means 12:01 a.m. (Vancouver time) on the Effective Date;

(l) **"Final Order"** means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(m) **"Former NewWest Shareholders"** means the holders of NewWest Common Shares immediately prior to the Effective Time;

(n) **"Fronteer"** means Fronteer Development Group Inc., a corporation existing under the laws of the Province of Ontario;

(o) **"Fronteer Acquisition Stock Option Plan"** means the stock option plan to be implemented by Fronteer to contain the same terms and conditions as the NewWest 2006 Performance Incentive Plan;

(p) **"Fronteer Common Shares"** means Common Shares in the capital of Fronteer;

(q) **"Fronteer Replacement Option"** means the stock options to be issued under the Fronteer Acquisition Stock Option Plan;

(r) **"Interim Order"** means the interim order of the Court, as such order may be amended, made in connection with the Arrangement;

(s) **"Meeting Date"** means the date of the NewWest Meeting;

(t) **"NewWest"** means NewWest Gold Corporation, a company existing under the BCBCA;

(u) **"NewWest Common Shares"** means the common shares in the capital of NewWest;

(v) **"NewWest Meeting"** means the special meeting, including any adjournments or postponements thereof, of the holders of NewWest Common Shares held to consider and approve, among other things, the NewWest Resolution;

(w) **"NewWest Options"** means options issued pursuant to the 2006 Performance Incentive Share Plan of NewWest which are outstanding immediately prior to the Effective Date;

(x) **"NewWest Resolution"** means the special resolution of holders of NewWest Common Shares to approve the Arrangement and the Arrangement Agreement;

(y) **"NewWest Stock Option Plan"** means the NewWest 2006 Performance Incentive Plan;

(z) **"Plan of Arrangement"** means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and the Arrangement Agreement and with any order of the Court;

(aa) **"Proxy Circular"** means the management information circular of NewWest prepared for the NewWest Meeting;

(bb) **"Securityholders"** means the holders of NewWest Common Shares and NewWest Options; and

(cc) **"Tax Act"** means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT

Section 2.1 Arrangement

At the Effective Time, the following shall simultaneously occur and be deemed to simultaneously occur without any further act or formality:

(a) each NewWest Common Share outstanding immediately prior to the Effective Time, including any NewWest Shares issued upon the exercise of a NewWest Option but excluding any NewWest Shares held by a Dissenting Holder or Fronteer or any subsidiary of Fronteer, shall be transferred to Fronteer (free and clear of any liens) and, in exchange therefore, each Former NewWest Shareholder shall be entitled to receive 0.26 of a Fronteer Share for each NewWest Common Share upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of Fronteer) of a certificate representing the NewWest Common Shares, as more fully described in Section 2.2;

(b) each NewWest Common Share held by a Dissenting Holder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Fronteer and NewWest shall thereupon be obligated to pay the amount thereof determined and payable in accordance with Article 3 hereof;

and in the case of both Section 2.1(a) and (b), the name of such holder shall be removed from the central securities register as a holder of NewWest Common Shares and Fronteer shall be recorded as the registered holder of the NewWest Common Shares so transferred and shall be the legal owner of such NewWest Common Shares; and

(c) notwithstanding the terms of the NewWest Stock Option Plan, or the terms of any agreement evidencing the grant of any NewWest Options, at the Effective Time, each outstanding NewWest Option:

(i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; and

(ii) shall be exchanged for Fronteer Replacement Options (which shall be issued on the same terms and conditions as the NewWest Options they replace pursuant to the Fronteer Acquisition Stock Option Plan) save and except as to vesting, such that that on exercise of each Fronteer Replacement Option, such holder shall be entitled to acquire a number of Fronteer Common Shares equal to the product of (A) the number of NewWest Common Shares subject to the NewWest Option immediately before the Effective Time, and (B) 0.26, provided that if the foregoing would result in the issuance of a fraction of a Fronteer Common Share, then the number of Fronteer Common Shares otherwise issued on exercise of the Fronteer Replacement Option shall be rounded down to the nearest whole number of Fronteer Common Shares, and the exercise price per Fronteer Common Share of such Fronteer Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per NewWest Common Share subject to such NewWest Option immediately before the Effective Time divided by (B) 0.26. Except as set out above, and except that the term of each Fronteer Replacement Option shall be revised to five (5) years from the Effective Date, other than Fronteer Replacement Options held by directors of NewWest which shall be revised to a term of one (1) year from the Effective Date, the conditions to and manner of exercising, status under applicable laws and all other terms and conditions of each such Fronteer Replacement Option will be unchanged from those contained in the Fronteer Acquisition Stock Option Plan or otherwise applicable to the Fronteer Options.

(iii) Notwithstanding the foregoing, with respect to any Option holder subject to U.S. tax law, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Fronteer Common Shares that a holder is entitled to acquire on exercise of the Fronteer Replacement Option exceeds the amount payable to acquire such shares under the Fronteer Replacement Option (the "Fronteer Stock Option In-The-Money Amount") exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the NewWest Common Shares that the holder was entitled to acquire on exercise of the NewWest Option exceeds the amount payable to acquire such shares under the NewWest Option (the "NewWest Option In-The-Money Amount"), the exercise price of the Fronteer Replacement Option or the number of Fronteer Common Shares which may be acquired on exercise of the Fronteer Replacement Option will be adjusted accordingly with effect at and from the Effective Time to ensure that (i) the Fronteer Replacement Option In-The-Money Amount does not exceed the NewWest Option In-The-Money Amount and (ii) the ratio of the amount payable to acquire Fronteer Common Shares to the value of such shares to be acquired immediately after

the Effective Time is not greater than the ratio of the amount payable to acquire NewWest Common Shares to the value of such shares to be acquired immediately before the Effective Time. For purposes of this Section 2.1(c)(iii), in accordance with the final two sentences of U.S. Treasury Regulation Section 1.424-1(a)(q), the fair market value of each NewWest Common Share shall be treated as equal to the fair market value of a Fronteer Share multiplied by 0.26.

Section 2.2 Delivery of Consideration

(a) At or promptly after the Effective Date, Fronteer will deposit with the Depositary a certificate representing the Fronteer Common Shares payable and issuable in accordance with the provisions of Section 2.1 hereof. Subject to Section 2.1(a) and (b), on and after the Effective Time, certificates formerly representing NewWest Common Shares (other than NewWest Common Shares beneficially owned, directly or indirectly, by Fronteer) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.1(a) and (b) in accordance with the terms of the Arrangement.

(b) As soon as practicable after the Effective Date, upon a Former NewWest Shareholder depositing with the Depositary certificates representing NewWest Common Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Fronteer shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Fronteer Common Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

Section 2.3 Fractional Shares

No fractional Fronteer Common Shares will be issued to Former NewWest Common Shareholders. If a Former NewWest Common Shareholder is entitled to receive a fractional Fronteer Common Share, the number of Fronteer Common Shares issuable to such Former NewWest Common Shareholder under the Arrangement will be rounded down to the nearest whole number of Fronteer Common Shares such Former NewWest Common Shareholder is entitled to received under the Arrangement.

Section 2.4 Binding Effect

This Plan of Arrangement will become effective on, and be binding on and after, the Effective time on Fronteer, NewWest, holders of NewWest Common Shares and holders of NewWest Options.

ARTICLE 3
DISSENT PROCEDURES

Section 3.1 Dissent Procedures

Holders of NewWest Common Shares may exercise Dissent Procedures with respect to NewWest Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the NewWest Resolution must be sent to NewWest by registered holders of NewWest Common Shares who wish to dissent at least two days before the NewWest Meeting or any date to which the NewWest Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for their NewWest Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the NewWest Common Shares of the NewWest Resolution, shall be paid an amount equal to such fair value by NewWest; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their NewWest Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of NewWest Common Shares and shall be entitled to receive only the consideration contemplated in subsection 2.1(a) hereof, as the case may be, that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures,

but further provided that in no case shall Fronteer, NewWest or any other person be required to recognize holders of NewWest Common Shares who exercise Dissent Procedures as holders of NewWest Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of NewWest Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of NewWest Common Shares, as the case may be, at the Effective Time.

ARTICLE 4
DELIVERY OF FRONTEER COMMON SHARES

Section 4.1 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding NewWest Common Shares that were exchanged in accordance with section 2.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such NewWest Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary shall, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing the Fronteer Common Shares to which such holder is entitled under the Plan of Arrangement. When authorizing such issuance, as a condition precedent to the delivery of such Fronteer Common Shares the holder of NewWest Common Shares shall give a bond satisfactory to Fronteer and the Depositary in such amount as Fronteer and the Depositary may direct, or otherwise indemnify Fronteer and the Depositary in a manner satisfactory to Fronteer and the

Depositary, against any claim that may be made against Fronteer or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of NewWest.

Section 4.2 Withholding Rights

Fronteer and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former NewWest Shareholder such amounts as Fronteer or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former NewWest Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 4.3 Limitation and Proscription

To the extent that a Former NewWest Shareholder shall not have complied with the provisions of section 2.2 hereof on or before the date that is six years after the Effective Date and shall have not delivered to the Depositary, any certificate which prior to the Effective Time represented NewWest Common Shares (the "final proscription date"), then the entitlement of such Former NewWest Shareholder to receive Fronteer Common Shares under this Plan of Arrangement shall cease as of such final proscription date and such former NewWest Common Shareholder shall thereafter have no claim or interest of any kind or nature against Fronteer or NewWest and shall be deemed to have surrendered to Fronteer all rights and interest in such shares together with all entitlements to dividend distributions and interest thereon.

ARTICLE 5
AMENDMENTS AND TERMINATION

Section 5.1 Amendments to Plan of Arrangement

(a) Fronteer and NewWest reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) agreed to in writing by Fronteer and NewWest; (iii) filed with the Court and, if made following the NewWest Meeting, approved by the Court; and (iv) communicated to holders or former holders of NewWest Common Shares and NewWest Options if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by NewWest at any time prior to the NewWest Meeting provided that Fronteer shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at

the NewWest Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the NewWest Meeting shall be effective only if: (i) it is consented to in writing by each of Fronteer and NewWest; and (ii) if required by the Court, it is consented to by holders of the NewWest Common Shares and NewWest Options voting in the manner directed by the Court.

Section 5.2 Termination of Plan of Arrangement

At any time up until the time the Final Order is made, Fronteer and NewWest may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the NewWest Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE B
DESCRIPTION OF NEWWEST SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule B is attached, the following are the NewWest Subsidiaries:

Company	Jurisdiction	Percentage%
NewWest Gold USA Inc.	Delaware	100
Nevada Western Gold LLC	Delaware	100
NWG Royalty LLC	Delaware	100

SCHEDULE C
DESCRIPTION OF FRONTEER SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the Fronteer Subsidiaries:

Company	Jurisdiction	Percentage%
Fronteer de Mexico S.A. de C.V.	Mexico	100
Fronteer Investment Inc.	Cayman Islands	100
Fronteer Eurasia Madencilik Limited Sirken	Turkey	100
Dogu Truva Madencilik Sanayi Ticaret Limited Sirketi	Turkey	99
Kuzey Truva Medencilik Sanayt Ticaret Limited Sirketi	Turkey	99